

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages   *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Asset Securities Corp, 2006-EMX3
Asset Type:	Home Equity Mortgage Asset Backed Pass-Through Certificates
Closing Date:	04/21/2006
First Distribution Date:	05/25/2006
Determination Date:	10/20/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Trustee:	Us Bank, Inc.
Main Telephone:	651-495-7000
GMAC-RFC	
Bond Administrator:	Craig Mullins
Telephone:	818-260-1511
Pool(s) :	40324,40323



1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76113ABY6	310,000,000.00	259,754,475.06	5.39000000	11,786,211.72	1,166,730.52	12,952,942.24	0.00	0.00	0.00	247,968,263.34
A-2	76113ABZ3	278,250,000.00	278,250,000.00	5.51000000	0.00	1,277,631.25	1,277,631.25	0.00	0.00	0.00	278,250,000.00
A-3	76113ACA7	29,750,000.00	29,750,000.00	5.61000000	0.00	139,081.25	139,081.25	0.00	0.00	0.00	29,750,000.00
M-1	76113ACB5	31,200,000.00	31,200,000.00	5.66000000	0.00	147,160.00	147,160.00	0.00	0.00	0.00	31,200,000.00
M-2	76113ACC3	28,800,000.00	28,800,000.00	5.68000000	0.00	136,320.00	136,320.00	0.00	0.00	0.00	28,800,000.00
M-3	76113ACD1	16,800,000.00	16,800,000.00	5.70000000	0.00	79,800.00	79,800.00	0.00	0.00	0.00	16,800,000.00
M-4	76113ACE9	15,200,000.00	15,200,000.00	5.78000000	0.00	73,213.33	73,213.33	0.00	0.00	0.00	15,200,000.00
M-5	76113ACF6	14,400,000.00	14,400,000.00	5.82000000	0.00	69,840.00	69,840.00	0.00	0.00	0.00	14,400,000.00
M-6	76113ACG4	13,600,000.00	13,600,000.00	5.88000000	0.00	66,640.00	66,640.00	0.00	0.00	0.00	13,600,000.00
M-7	76113ACH2	13,200,000.00	13,200,000.00	6.38000000	0.00	70,180.00	70,180.00	0.00	0.00	0.00	13,200,000.00
M-8	76113ACJ8	12,000,000.00	12,000,000.00	6.53000000	0.00	65,300.00	65,300.00	0.00	0.00	0.00	12,000,000.00
M-9	76113ACK5	10,400,000.00	10,400,000.00	7.43000000	0.00	64,393.33	64,393.33	0.00	0.00	0.00	10,400,000.00
SB	76113ACL3	26,400,022.44	26,400,000.74	0.00000000	0.00	1,309,390.37	1,309,390.37	0.00	0.00	0.00	26,400,000.74
R		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**800,000,022.44**	**749,754,475.80**		**11,786,211.72**	**4,665,680.05**	**16,451,891.77**	**0.00**	**0.00**	**0.00**	**737,968,264.08**



Residential Asset Securities Corp, 2006-EMX3
October 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76113ABY6	837.91766148	38.02003781	3.76364684	41.78368465	0.00000000	0.00000000	799.89762368
A-2	76113ABZ3	1,000.00000000	0.00000000	4.59166667	4.59166667	0.00000000	0.00000000	1,000.00000000
A-3	76113ACA7	1,000.00000000	0.00000000	4.67500000	4.67500000	0.00000000	0.00000000	1,000.00000000
M-1	76113ACB5	1,000.00000000	0.00000000	4.71666667	4.71666667	0.00000000	0.00000000	1,000.00000000
M-2	76113ACC3	1,000.00000000	0.00000000	4.73333333	4.73333333	0.00000000	0.00000000	1,000.00000000
M-3	76113ACD1	1,000.00000000	0.00000000	4.75000000	4.75000000	0.00000000	0.00000000	1,000.00000000
M-4	76113ACE9	1,000.00000000	0.00000000	4.81666645	4.81666645	0.00000000	0.00000000	1,000.00000000
M-5	76113ACF6	1,000.00000000	0.00000000	4.85000000	4.85000000	0.00000000	0.00000000	1,000.00000000
M-6	76113ACG4	1,000.00000000	0.00000000	4.90000000	4.90000000	0.00000000	0.00000000	1,000.00000000
M-7	76113ACH2	1,000.00000000	0.00000000	5.31666667	5.31666667	0.00000000	0.00000000	1,000.00000000
M-8	76113ACJ8	1,000.00000000	0.00000000	5.44166667	5.44166667	0.00000000	0.00000000	1,000.00000000
M-9	76113ACK5	1,000.00000000	0.00000000	6.19166635	6.19166635	0.00000000	0.00000000	1,000.00000000
SB [1]	76113ACL3							
R		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	92.24603042%
Group 2 Factor :	94.35995198%
Group 1 Factor :	91.68884445%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/25/2006	10/24/2006	Actual/360	259,754,475.06	5.39000000	1,166,730.52	0.00	0.00	0.00	0.00	1,166,730.52	0.00
A-2	09/25/2006	10/24/2006	Actual/360	278,250,000.00	5.51000000	1,277,631.25	0.00	0.00	0.00	0.00	1,277,631.25	0.00
A-3	09/25/2006	10/24/2006	Actual/360	29,750,000.00	5.61000000	139,081.25	0.00	0.00	0.00	0.00	139,081.25	0.00
M-1	09/25/2006	10/24/2006	Actual/360	31,200,000.00	5.66000000	147,160.00	0.00	0.00	0.00	0.00	147,160.00	0.00
M-2	09/25/2006	10/24/2006	Actual/360	28,800,000.00	5.68000000	136,320.00	0.00	0.00	0.00	0.00	136,320.00	0.00
M-3	09/25/2006	10/24/2006	Actual/360	16,800,000.00	5.70000000	79,800.00	0.00	0.00	0.00	0.00	79,800.00	0.00
M-4	09/25/2006	10/24/2006	Actual/360	15,200,000.00	5.78000000	73,213.33	0.00	0.00	0.00	0.00	73,213.33	0.00
M-5	09/25/2006	10/24/2006	Actual/360	14,400,000.00	5.82000000	69,840.00	0.00	0.00	0.00	0.00	69,840.00	0.00
M-6	09/25/2006	10/24/2006	Actual/360	13,600,000.00	5.88000000	66,640.00	0.00	0.00	0.00	0.00	66,640.00	0.00
M-7	09/25/2006	10/24/2006	Actual/360	13,200,000.00	6.38000000	70,180.00	0.00	0.00	0.00	0.00	70,180.00	0.00
M-8	09/25/2006	10/24/2006	Actual/360	12,000,000.00	6.53000000	65,300.00	0.00	0.00	0.00	0.00	65,300.00	0.00
M-9	09/25/2006	10/24/2006	Actual/360	10,400,000.00	7.43000000	64,393.33	0.00	0.00	0.00	0.00	64,393.33	0.00
SB	09/01/2006	09/30/2006	Actual/360	26,400,000.74	0.00000000	0.00	0.00	0.00	0.00	1,309,390.37	1,309,390.37	0.00
Deal Totals				**749,754,475.80**		**3,356,289.68**	**0.00**	**0.00**	**0.00**	**1,309,390.37**	**4,665,680.05**	**0.00**

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.33000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-9, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	8,151.41	1,301,238.96	1,309,390.37
Deal Totals	**8,151.41**	**1,301,238.96**	**1,309,390.37**



6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group 1	24,012.85	24,012.85	0.00	0	0.00	244,285.20	506.85	218,530.60	0.00	0.00	0.00
Group 2	4,950.12	4,950.12	0.00	0	0.00	65,868.96	1,819.37	63,005.54	3,222.20	0.00	0.00
Deal Totals	**28,962.97**	**28,962.97**	**0.00**	**0**	**0.00**	**310,154.16**	**2,326.22**	**281,536.14**	**3,222.20**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**	**0.00**



8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Group 1	3,075	633,122,131.57	2,899	590,353,283.68	196	15,039.46	47	9,313,552.16	0	0.00	1	53,891.65	2,851	580,502,366.39
Group 2	2,420	166,877,890.87	2,323	159,401,192.12	200	24,211.44	25	1,404,664.85	0	0.00	7	383,113.14	2,291	157,465,897.69
Deal Totals	**5,495**	**800,000,022.44**	**5,222**	**749,754,475.80**	**396**	**39,250.90**	**72**	**10,718,217.01**	**0**	**0.00**	**8**	**437,004.79**	**5,142**	**737,968,264.08**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group 1	7.83073409	7.82793358	351.73	351.73	7.28073409	7.27793358	7.28073409	7.73261101	7.73261101
Group 2	9.95616825	9.94057126	340.79	242.88	9.40616825	9.39057126	9.40616825	7.73261101	7.73261101
Deal Totals	**8.28261101**	**8.27872314**	**349.40**	**328.51**	**7.73261101**	**7.72872314**	**7.73261101**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
2	12.97%	13.14%	10.29%		10.29%
1	17.80%	20.52%	15.44%		15.44%
Deal Totals	**16.79%**	**19.01%**	**14.38%**		**14.38%**



9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group 1	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group 2	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**0**	**0**	**0**	**0**	**0**
	Scheduled Balance	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**



10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	4,888	698,819,612.06	0	0.00	0	0.00	0	0.00	0.00	4,888	698,819,612.06
30 days	100	15,059,883.07	0	0.00	0	0.00	0	0.00	0.00	100	15,059,883.07
60 days	48	7,631,101.62	0	0.00	0	0.00	0	0.00	0.00	48	7,631,101.62
90 days	42	5,766,359.97	0	0.00	2	556,911.90	0	0.00	0.00	44	6,323,271.87
120 days	19	2,978,058.46	2	163,357.36	6	1,271,784.10	2	262,073.97	262,924.64	29	4,675,273.89
150 days	4	934,336.11	2	273,770.97	18	2,992,708.47	1	135,122.98	135,747.12	25	4,335,938.53
180 days	0	0.00	0	0.00	6	899,319.22	2	223,863.82	224,919.55	8	1,123,183.04
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	5,101	731,189,351.29	4	437,128.33	32	5,720,723.69	5	621,060.77	623,591.31	5,142	737,968,264.08
Current	95.06%	94.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	95.06%	94.70%
30 days	1.94%	2.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.94%	2.04%
60 days	0.93%	1.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.93%	1.03%
90 days	0.82%	0.78%	0.00%	0.00%	0.04%	0.08%	0.00%	0.00%	0.00%	0.86%	0.86%
120 days	0.37%	0.40%	0.04%	0.02%	0.12%	0.17%	0.04%	0.04%	0.04%	0.56%	0.63%
150 days	0.08%	0.13%	0.04%	0.04%	0.35%	0.41%	0.02%	0.02%	0.02%	0.49%	0.59%
180 days	0.00%	0.00%	0.00%	0.00%	0.12%	0.12%	0.04%	0.03%	0.03%	0.16%	0.15%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.20%	99.08%	0.08%	0.06%	0.62%	0.78%	0.10%	0.08%	0.08%	100.00%	100.00%



Statement to Certificateholder

Residential Asset Securities Corp, 2006-EMX3
October 25, 2006

Group 1	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,704	548,487,761.67	0	0.00	0	0.00	0	0.00	0.00	2,704	548,487,761.67
30 days	58	12,497,266.37	0	0.00	0	0.00	0	0.00	0.00	58	12,497,266.37
60 days	27	6,073,443.60	0	0.00	0	0.00	0	0.00	0.00	27	6,073,443.60
90 days	22	4,599,233.07	0	0.00	2	556,911.90	0	0.00	0.00	24	5,156,144.97
120 days	10	2,232,781.70	1	130,625.86	6	1,271,784.10	1	130,419.28	131,008.50	18	3,765,610.94
150 days	4	934,336.11	1	218,895.77	10	2,423,080.26	1	135,122.98	135,747.12	16	3,711,435.12
180 days	0	0.00	0	0.00	4	810,703.72	0	0.00	0.00	4	810,703.72
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	2,825	574,824,822.52	2	349,521.63	22	5,062,479.98	2	265,542.26	266,755.62	2,851	580,502,366.39

Current	94.84%	94.49%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	94.84%	94.49%
30 days	2.03%	2.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.03%	2.15%
60 days	0.95%	1.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.95%	1.05%
90 days	0.77%	0.79%	0.00%	0.00%	0.07%	0.10%	0.00%	0.00%	0.00%	0.84%	0.89%
120 days	0.35%	0.38%	0.04%	0.02%	0.21%	0.22%	0.04%	0.02%	0.02%	0.63%	0.65%
150 days	0.14%	0.16%	0.04%	0.04%	0.35%	0.42%	0.04%	0.02%	0.02%	0.56%	0.64%
180 days	0.00%	0.00%	0.00%	0.00%	0.14%	0.14%	0.00%	0.00%	0.00%	0.14%	0.14%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.09%	99.02%	0.07%	0.06%	0.77%	0.87%	0.07%	0.05%	0.05%	100.00%	100.00%



Statement to Certificateholder

Residential Asset Securities Corp, 2006-EMX3
October 25, 2006

Group 2	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,184	150,331,850.39	0	0.00	0	0.00	0	0.00	0.00	2,184	150,331,850.39
30 days	42	2,562,616.70	0	0.00	0	0.00	0	0.00	0.00	42	2,562,616.70
60 days	21	1,557,658.02	0	0.00	0	0.00	0	0.00	0.00	21	1,557,658.02
90 days	20	1,167,126.90	0	0.00	0	0.00	0	0.00	0.00	20	1,167,126.90
120 days	9	745,276.76	1	32,731.50	0	0.00	1	131,654.69	131,916.14	11	909,662.95
150 days	0	0.00	1	54,875.20	8	569,628.21	0	0.00	0.00	9	624,503.41
180 days	0	0.00	0	0.00	2	88,615.50	2	223,863.82	224,919.55	4	312,479.32
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	2,276	156,364,528.77	2	87,606.70	10	658,243.71	3	355,518.51	356,835.69	2,291	157,465,897.69

Current	95.33%	95.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	95.33%	95.47%
30 days	1.83%	1.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.83%	1.63%
60 days	0.92%	0.99%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.92%	0.99%
90 days	0.87%	0.74%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.87%	0.74%
120 days	0.39%	0.47%	0.04%	0.02%	0.00%	0.00%	0.04%	0.08%	0.08%	0.48%	0.58%
150 days	0.00%	0.00%	0.04%	0.03%	0.35%	0.36%	0.00%	0.00%	0.00%	0.39%	0.40%
180 days	0.00%	0.00%	0.00%	0.00%	0.09%	0.06%	0.09%	0.14%	0.14%	0.17%	0.20%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.35%	99.30%	0.09%	0.06%	0.44%	0.42%	0.13%	0.23%	0.23%	100.00%	100.00%

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.



11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
Totals			**Totals**			**Totals**			**Totals**			**Totals**		
1 Month	100	15,059,883.07	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	1.94%	2.04%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	48	7,631,101.62	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.93%	1.03%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	44	6,323,271.87	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.86%	0.86%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	29	4,675,273.89	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.56%	0.63%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	25	4,335,938.53	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.49%	0.59%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	8	1,123,183.04	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.16%	0.15%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%



12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group 1	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group 2	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group 1	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group 2	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
	Loss Count	1	0	0	0	1
Group 1	Beginning Aggregate Scheduled Balance	230,549.83	0.00	0.00	0.00	230,549.83
	Principal Portion of Loss	53,891.65	0.00	0.00	0.00	53,891.65
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	53,891.65	0.00	0.00	0.00	53,891.65
	Loss Count	1	6	0	0	7
Group 2	Beginning Aggregate Scheduled Balance	53,901.72	350,707.56	0.00	0.00	404,609.28
	Principal Portion of Loss	32,405.58	350,707.56	0.00	0.00	383,113.14
	Interest Portion of Loss	0.00	22,625.22	0.00	0.00	22,625.22
	Total Realized Loss	32,405.58	373,332.78	0.00	0.00	405,738.36
Deal Totals	**Loss Count**	**2**	**6**	**0**	**0**	**8**
	Beginning Aggregate Scheduled Balance	**284,451.55**	**350,707.56**	**0.00**	**0.00**	**635,159.11**
	Principal Portion of Loss	**86,297.23**	**350,707.56**	**0.00**	**0.00**	**437,004.79**
	Interest Portion of Loss	**0.00**	**22,625.22**	**0.00**	**0.00**	**22,625.22**
	Total Realized Loss	**86,297.23**	**373,332.78**	**0.00**	**0.00**	**459,630.01**

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group 1	Loss Count	2	0	0	0	2
	Total Realized Loss	54,261.68	0.00	0.00	0.00	54,261.68
Group 2	Loss Count	2	8	0	0	10
	Total Realized Loss	39,535.36	464,406.87	0.00	0.00	503,942.23
Deal Totals	**Loss Count**	**4**	**8**	**0**	**0**	**12**
	Total Realized Loss	**93,797.04**	**464,406.87**	**0.00**	**0.00**	**558,203.91**


C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group 1	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	53,891.65	54,261.68
	Net Loss % [2]	0.01%	0.01%
Group 2	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	405,738.36	503,942.23
	Net Loss % [2]	0.24%	0.30%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**459,630.01**	**558,203.91**
	Net Loss % [2]	**0.06%**	**0.07%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group 2	Monthly Default Rate	0.25%	0.20%	0.10%		0.10 %
	Constant Default Rate	3.01%	2.43%	1.22%		1.22%
Group 1	Monthly Default Rate	0.04%	0.02%	0.01%		0.01 %
	Constant Default Rate	0.47%	0.21%	0.11%		0.11%
Deal Totals	**Monthly Default Rate**	**0.08%**	**0.06%**	**0.03%**		**0.03 %**
	Constant Default Rate	**1.01%**	**0.68%**	**0.34%**		**0.34%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *\ldots* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$, where m is number of months in period



14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Bank Of America, N.a.	02/25/2011	285,858.89	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	26,400,000.74	26,400,000.74	0.00	26,400,000.74	26,400,000.74


17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,831,299.76
(2)	Interest Losses	22,625.22
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Yield Maintenance Amount	285,858.89
(6)	Certificate Interest Amount	3,356,289.68
(7)	OC Reduction Amount	0.00
(8)	Excess Cashflow Prior to OC Provisions	1,738,243.75

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,738,243.75
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	437,004.79
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	To Class SB Certificates	1,301,238.96



18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	567,754,475.06
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	6
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	24.66230700%
Specified Senior Enhancement Percent - Target value	45.50000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	2.52618500%
Senior Enhancement Delinquency Percentage - Target Value	8.94255300%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False


Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.06977500%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Asset Securities Corp., 2006-EMX3
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	15,979,735.45
Prepayment Premium	8,151.41
Liquidation and Insurance Proceeds	217,637.46
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	285,858.89
Total Deposits	16,491,383.21

Uses of Funds	Amount
Transfer to Certificate Account	16,451,891.77
Reimbursed Advances and Expenses	37,165.24
Master Servicing Compensation	2,326.22
Derivatives Payment	0.00
Total Withdrawals	16,491,383.23
Ending Balance	0.00